# ACCELERATED RETURN NOTES® (ARNs®)

## Accelerated Return Notes® Linked to the SPDR® Gold Shares

| | |
|---|---|
| **Issuer** | HSBC USA Inc ("HSBC") |
| **Principal Amount** | $10.00 per unit |
| **Term** | Approximately 14 months |
| **Market Measure** | The SPDR® Gold Shares (Bloomberg symbol: "GLD") |
| **Payout Profile at Maturity** | • 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value<br>• 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk |
| **Participation Rate** | 300.00% |
| **Capped Value** | [$11.20 to $11.60] per unit, a [12.00% to 16.00%] return over the principal amount to be determined on the pricing date. |
| **Investment Considerations** | This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments. |
| **Preliminary Offering Documents** | https://www.sec.gov/Archives/edgar/data/83246/000110465925085745/tm2522797d253_fwp.htm |
| **Exchange Listing** | No |

***You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.***

**Risk Factors**

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- Depending on the performance of the Market Measure as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
- Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure or the asset held by the Market Measure.
- Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- As a noteholder, you will have no rights to receive shares of the Market Measure or the asset held by the Market Measure, and you will not be entitled to receive dividends or other distributions on the Market Measure.
- Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
- Gold prices are characterized by high and unpredictable volatility, which could lead to a high and unpredictable volatility in the Market Measure.
- The value of the Market Measure may not fully replicate the price of gold.
- There are risks relating to commodities trading on the London Bullion Market Association.

***Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.***



— Note Return at Maturity

········· Direct Investment in Market Measure, Excluding Dividends

*The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.*

| Hypothetical Percentage Change from the Starting Value to the Ending Value | Hypothetical Redemption Amount per Unit | Hypothetical Total Rate of Return on the Notes |
|---|---|---|
| -100.00% | $0.00 | -100.00% |
| -50.00% | $5.00 | -50.00% |
| -20.00% | $8.00 | -20.00% |
| -10.00% | $9.00 | -10.00% |
| -6.00% | $9.40 | -6.00% |
| -3.00% | $9.70 | -3.00% |
| 0.00% | $10.00 | 0.00% |
| 2.00% | $10.60 | 6.00% |
| 4.67% | $11.40[1] | 14.00% |
| 5.00% | $11.40 | 14.00% |
| 10.00% | $11.40 | 14.00% |
| 30.00% | $11.40 | 14.00% |
| 50.00% | $11.40 | 14.00% |
| 100.00% | $11.40 | 14.00% |

(1) The Redemption Amount per unit cannot exceed the **hypothetical** Capped Value.